FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 14, 2024

Commission File Number: 001-14978

Smith & Nephew plc
(Registrant’s name)

Building 5, Croxley Park Hatters Lane,
Watford Hertfordshire WD18 8YE
United Kingdom
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes	☒	No

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes	No	☒

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the

Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of

1934.]

Yes	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

EXPLANATORY NOTE

In connection with the issuance by Smith & Nephew plc of $350,000,000 aggregate principal amount of 5.140% Notes due 2034 and 5.400% Notes due 2034 (the “Securities”), Smith & Nephew plc is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-277815):

Exhibit List

Exhibit No. Description

1.1	Underwriting Agreement, dated as of March 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH & NEPHEW PLC (Registrant)

Date: March 14, 2024	By:	/s/ Helen Barraclough
	Name:	Helen Barraclough
	Title:	Company Secretary